DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Financo Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financo Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Financo Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Financo Securities, LLC's management. Our responsibility is to express an opinion on Financo Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Financo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Financo Securities, LLC financial statements. The supplemental information is the responsibility of Financo Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

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278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
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information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Financo Securities, LLC auditor since 2015.
Matawan, NJ
February 28, 2020

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